Exhibit  17.1  Letter  from  Lorne  Catling

Derek,

I read your recent fax this afternoon and frankly I am not surprised. It would seem that this was the only course of action you could take.

Where in the world are you getting advice. This is the most ill conceived plan I've ever heard of.

I have taken the last week to think over very carefully what action to take as a director to protect the interests of our investors, some of whom you know, are close family and friends.Without distractions, such as Vivaqua, kolenda and Holmes. I have never met these people and do not recognize them as officers . The only person legitimately authorized to speak to me is you and I will speak to no other persons regarding KIWI business.

First things first, how is it that you took it upon yourself to elect new board members without consulting me or at the very least informing me prior.

We have never had a formal meeting to elect or appoint new officers The signatures of Holmes an Vivaqua on the Q are unauthorized, therefore the filing is fraudulent and not valid. This means the company is delinquent in it's 34 Act reporting requirements and it's trading should be discontinued until all filings are current in their proper form.

Since no valid officer signed the Q, it hasn't been duly certified. This creates personal liability for you and I as surviving directors.However since I had no prior knowledge or awareness of these unauthorized activities, all personal liability will fall directly on you Derek. None of these actions, I am informed is eligible for indemnification as per state law.

Has this Q been reviewed by the auditors as required? I doubt it! At this time all of the misleading information recently released by unauthorized individuals is materially false.

I encourage you Derek, to have an official meeting with me to discuss all of these issues and determine whether to continue the business of KIWI properly or to allow these fraudulent activities to continue unabated. I will have legal counsel present and suggest you do the same.

Further as regards your fax I refuse to resign, if that is your strategy and I cannot be removed. I will not accept calls from any other parties regarding KIWI business other than yourself and do not appreciate the large volume of calls e-mails and voice mails from people I do not recognize as authorized. This is especially directed to Vivaqua who has continued to call after being asked to refrain. I have kept his voice mails and do not appreciate the insinuations and accusations he makes in these calls.

I cannot and will not be influenced to do anything as a director that is not proper and legal The best interests of all shareholders will be considered and not those of a select few.

I  await  your  reply.

Ted